Exhibit 3.1

Article II, Section 1(a)

“The first Board of Directors of the Corporation, and all subsequent Boards of the Corporation, shall consist of not less than one (1) and not more than nine (9) directors. The number of Directors may be fixed and changed from time to time by the Board of Directors or the ordinary resolution of the shareholders of the Corporation.”

Article II, Section 1(d)

“The Directors have the power to appoint one or more additional Directors. A Director so appointed shall hold office only until the next following annual meeting of the shareholders of the Corporation. So long as he or she is an additional Director, the number of directors will be increased accordingly.”